  EXHIBIT 99.2

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

For the three months ended

March 31, 2025

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) was prepared by management of NXT Energy Solutions Inc. (“NXT”, “we”, “our” or the “Company”) based on information available as at May 8, 2025 and unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes for the period ended March 31, 2025 (the “consolidated financial statements”).  This MD&A covers the unaudited three-month period ended March 31, 2025, with comparative amounts for the unaudited three-month period ended March 31, 2024.

Our functional and reporting currency is the Canadian dollar. All references to “dollars”, “$” and “CDN$” in this MD&A are to Canadian dollars unless specific reference is made to United States dollars (“US$”).

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable securities laws. These statements typically contain words such as “anticipate”, “believe”, “would”, “could”, “should”, “estimate”, “expect”, “strategy”, “may”, “plan”, “ensure”, “will”, “remain”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document include, but are not limited to:

•	Execution of the African SFD® Surveys (as defined herein);
•	Execution of the Southeast Asia SFD® Survey (as defined herein);
•	Execution of the AL-Haj Enterprises Private Limited SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	the Company’s expectation that the Geothermal Right (as defined herein) will amortize on a straight-line basis over its estimated useful life of 20 years;
•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	receipt of funding under the NRC IRAP (as defined herein);
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•

the Company’s ability to achieve the remaining milestone with respect to the consideration (as defined herein) owing to the estate of Mr. George Liszicasz, the future payment of such Consideration to the estate of Mr. George Liszicasz, and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);

•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;

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MD&A for the three months ended March 31, 2025

•

the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•

the Company’s ability to pay amounts owing under the 2023 Ataraxia Debentures, the 2024 Ataraxia Debentures, the November Debentures, and the 2024 Debentures (each as defined herein) (together, the “Debentures”);

•	expectations regarding the future conversion of the Debentures into common shares or preferred shares of the Company, as applicable;
•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over the original ten-year period;
•

the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the consolidated financial statements have been issued;

•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

Such forward-looking information is based on several assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates;
•	general business, economic, and market conditions (including global commodity prices and inflation); and
•	approval of the next phase of the NRC IRAP project.

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MD&A for the three months ended March 31, 2025

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned not to place any undue reliance on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	tariff and trade risks especially on oil and gas imports and operating and aircraft supplies;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

For more information relating to risks, see the section titled “Risk and Uncertainties” in this MD&A and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form (“AIF”).  Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether because of new information, future events or otherwise.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Financial Outlook

This MD&A contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about expectations regarding financial results which are subject to the same assumptions, risk factors, limitations and qualifications as set out under the heading “Forward-Looking Information”.  The actual financial results of the Company may vary from the amounts set out herein and such variation may be material. The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and the FOFI contained in this MD&A has been approved by management as of the date hereof.  However, because this information is in part subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results.  Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.  FOFI contained in this MD&A has been made as of the date hereof and is provided for the purpose of providing further information about the Company’s anticipated future business operations. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

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MD&A for the three months ended March 31, 2025

Non-GAAP Measures

NXT’s accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The Company has consistently used US GAAP for the eight most recently completed quarters.

This MD&A includes references to net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures being presented by other entities. Net working capital is the difference between current assets and current liabilities. It is composed of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, convertible debentures, the current portion of long-term debt and the current portion of the Company’s lease obligations. Net working capital can be used by investors and management to assess liquidity at a particular point in time. See “Liquidity and Capital Resources – Net Working Capital” for further information.

Description of the Business

NXT is a Calgary-based technology company whose proprietary airborne SFD® survey system (“SFD®”), applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.

Financial and Operational Highlights

Key financial and operational highlights for Q1-25 are summarized below:

•	the Company completed data acquisition of the SFD® survey flown for its Strategic Alliance Partner, Synergy E&P Limited (“Synergy”);
•	the Company recorded SFD®-related revenues of approximately $12.46 million for Q1-25 versus $0.60 million for Q1-24;
•	a net income of $7.68 million was recorded for Q1-25, including stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement gain, all totaling approximately $1.35 million;
•	a net loss of $1.79 million was recorded for Q1-24, including SBCE and amortization expenses totaling approximately $0.49 million;
•	net income per share for Q1-25 was $0.10 per share (basic) and $0.08 per share (diluted);
•	net loss per common share for Q1-24 was $0.02 per share (basic) and $0.02 per share (diluted);
•	cash flow provided by operating activities was approximately $1.47 million during Q1-25, compared to $0.59 million used by operating activities in Q1-24;
•	cash and short-term investments as at March 31, 2025 were approximately $2.03 million;
•	net working capital was approximately $0.61 million as at March 31, 2025, versus approximately ($6.68) million at December 31, 2024; and
•	general and administrative (“G&A”) expenses increased by approximately $0.09 million (9%) in Q1-25 as compared to Q1-24.

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MD&A for the three months ended March 31, 2025

Key financial and operational highlights occurring subsequent to Q1-25 are summarized below:

•	the Company entered into a new contract with Synergy to provide an SFD® survey for an oil and gas exploration company in Africa to begin in the third quarter of 2025.

Discussion of Operations

SFD® Surveys in Africa

On September 24, 2024 the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”).  NXT completed SFD® data acquisition over 14 flight days in January of 2025 and of the date of this MD&A is finalizing its interpretation of the survey results, and recommendations with respect to such survey, are expected to be delivered during Q2-25.

On May 1, 2025 the Company announced that it has entered into an additional contract with Synergy, to provide an SFD® survey in Africa.  Data acquisition operations for this SFD® contract are expected to commence in the third quarter of 2025, and NXT’s interpretations and recommendations are expected to be delivered to the client in the fourth quarter of 2025.

SFD® Survey in Southeast Asia

On May 22, 2024 the Company announced that it entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in Southeast Asia (the “Southeast Asia SFD® Survey”).  Data acquisition operations, interpretation of the survey results and recommendations with respect to such survey are expected to commence and be completed in Q2-25.  NXT received a mobilization fee of approximately US$175,253 in Q3-24 for this SFD® survey.  As of the date of this MD&A the Company has deployed for this SFD® survey.

SFD® Survey in Pakistan

On November 4, 2024 the Company announced that it entered into a contract to provide an SFD® survey for AL-Haj Enterprises Private Limited (the “AL-Haj Enterprises Private Limited SFD® Survey”). Data acquisition operations, as well as NXT’s interpretation of the survey results and recommendations with respect to such survey are expected to commence in the third or fourth quarter of 2025.

Geothermal SFD® Survey in Alberta, Canada

On August 21, 2024, the Company announced that it entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc. (“AGRRI”).  The AGRRI survey is an important milestone in NXT’s development of the geothermal application of our SFD® technology; our first geothermal survey for a client. The value to NXT is to demonstrate the commerciality of SFD® in the geothermal domain.  The survey has been conducted, and results are being reviewed.

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MD&A for the three months ended March 31, 2025

Geothermal Rights

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from NXT’s former Chairman, President and Chief Executive Officer (“CEO”), Mr. George Liszicasz (the “Former CEO”) on April 18, 2021.  One portion of the consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is still outstanding.  A US$200,000 payment will become due if the Company's cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations.  The Board has determined that it is not probable that the milestone will be achieved, and accordingly, it has not been recognized in the financials.

Progress continues with respect to the development of the geothermal sensor technology. The Company’s first project related to such technology with AGGRI is testing, identifying, and analyzing the desired elements of the SFD® geothermal sensor response over known geothermal areas, with the goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  As of the date of this MD&A, the Company funding for the next phase of the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) research has not been finalized.

Patents

In Q1-22, NXT announced its patent application in Brazil has been allowed. As of the date of this MD&A, NXT has been granted SFD® patents on its SFD® technology in forty-seven jurisdictions, including Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention.

Summary of Operating Results

(Figures are given in “$”)	Q1-25	Q1-24
SFD®-related revenue	12,464,071	602,072
Expenses:
SFD®-related costs, net	2,331,830	730,520
General and administrative expenses	1,108,367	1,021,306
Amortization	476,897	440,564
	3,917,094	2,192,390
Other Expenses (income):
Interest expense, net	250,632	113,579
Foreign exchange (gain) loss	(65,081)	45,006
Intellectual property and other	7,365	37,697
Loss on fair value remeasurement	669,543	-
	862,459	196,282

Income (loss) before income taxes	7,684,518	(1,786,600)

Income tax expense	-	-

Net income (loss) and comprehensive Income (loss)	7,684,518	(1,786,600)

Net income (loss) per share – basic	0.10	(0.02)
Net income (loss) per share – diluted	0.08	(0.02)

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MD&A for the three months ended March 31, 2025

Quarterly operating results. Net income for Q1-25 compared to Q1-24 increased by $9,471,118 and by $0.12 per share-basic.  The Company recorded SFD®-related revenue in both quarters.  In Q1-25 SFD- related revenue was from the African SFD® Survey and in Q1-24 SFD®-related revenue was for the Turkish SFD® Surveys.  The increase in SFD®-related costs, net, were the additional costs incurred on the larger 2025 SFD® survey and maintenance costs.  Also, SFD®-related costs, net in Q1-24 recorded payments for the aircraft lease.  As of Q2-24 payments were applied to the lease liability and not expensed, as it became a finance lease.  G&A expenses increased by $87,061 or 9%, compared to Q1-24, due to increased business activity and related support costs.  Amortization expense increased $36,333 due to the aircraft now being treated as a finance lease and investments in SFD® survey equipment.  Interest expense, net, increased by $137,053 in Q1-25 versus Q1-24 due to the 2024 Debentures and 2024 Ataraxia Debentures being issued by the Company during 2024.  Foreign exchange loss (gain) improved by $110,087 as the Company held large US$ accounts receivables at March 31, 2025 versus a large US$ liability at March 31, 2024. The Company recognized a loss of $669,543 on the fair value remeasurement of the November Debentures and 2024 Debentures due to changes and volatility in the US$/CDN$ exchange rates and the Company’s share price.  Intellectual property and other are related mostly to SFD® patent activity.  More details on each line item are provided below.

SFD®-Related Costs, Net

SFD®-Related Costs (Figures are given in “$”)	Q1-25	Q1-24	Net change	%1.
Aircraft lease costs	-	91,234	(91,234)	(100)
Aircraft operations	1,028,186	390,325	637,861	163
Survey projects	1,303,644	248,961	1,054,683	424
Total SFD®-related costs, net	2,331,830	730,520	1,601,310	219

1.	Percentages disclosed are approximate figures.

SFD®-related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses, and aircraft operation and maintenance costs.

In Q1-25, aircraft lease costs were $nil because as of March 22, 2024, the Company extended its aircraft lease for an additional three years and converted the lease to a finance lease.  Please see the section “Contractual Obligations – Leases”.  Aircraft operations were $637,861 (163%) higher as maintenance continued to be performed on the aircraft due to increased flight hours and to ensure that all equipment is adequately prepared for the upcoming SFD® surveys.  Survey project costs were $1,054,683 (approximately 424%) higher versus Q1-24 the Company incurred costs for the larger African SFD® Survey in Q1-25.

G&A Expenses

G&A Expenses (Figures are given in “$”)	Q1-25	Q1-24	Net change	%1.
Salaries, benefits and consulting charges	340,373	518,980	(178,607)	(34)
Board and professional fees, public company costs	316,014	187,170	128,844	69
Premises and administrative overhead	192,296	214,693	(22,397)	(10)
Business development	60,769	54,267	6,502	12
Stock-based compensation	198,915	46,196	152,719	331
Total G&A Expenses	1,108,367	1,021,306	87,061	9

1.	Percentages disclosed are approximate figures.

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MD&A for the three months ended March 31, 2025

G&A expenses increased $87,061, or approximately 9% in Q1-25 compared to Q1-24 for the following reasons:

•	salaries, benefits, and consulting charges decreased $178,607 or approximately 34%, due to salaries being allocated to SFD®-related costs to support the SFD® surveys;

•	Board and professional fees and public company costs increased $128,844 or approximately 69%, due to regulatory costs;

•

premises and administrative overhead costs decreased $22,397 or approximately 10% due to the approximately 31% space reduction as of May 1, 2024. Please see the section “Contractual Obligations – Leases”.

•	business development costs increased $6,502 or approximately 12% due to increased travel related to finalizing upcoming SFD® survey contracts; and

•

SBCE’s were higher in Q1-25 versus Q1-24 by $152,719 or approximately 331%, because the Company recognized expense related to the Company’s 2023 Options as the first two levels of vesting were probable, and granting of the 2025 Options (both defined below). Also, DSU, RSU and ESP Plan costs increased due to increased participation. Please see the next section “Discussion of Operations – Stock-based Compensation Expenses” for further information and detail on the SBCE.

Stock-based Compensation Expenses

Stock-based Compensation Expenses (Figures are given in “$”)	Q1-25	Q1-24	Net change	% 1.
Stock Option Expense	101,975	-	101,975	100
DSUs	38,750	-	38,750	100
RSUs	42,414	6,349	36,065	568
ESP Plan	15,776	7,481	8,295	111
Consultant Compensation	-	32,366	(32,366)	(100)
Total SBCE	198,915	46,196	152,719	331

1.	Percentages disclosed are approximate figures.

SBCE varies in any given quarter or year as it is a function of several factors, including the number of units of each type of stock-based compensation issued in the period and the amortization term based on the number of years for full vesting of the units.

SBCE is also a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing common share price.  For cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board.  On January 6, 2023 the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”).  The 2023 Options will vest upon the occurrence of several milestones relating to the cash received for SFD® services performed:  (i) one-third of the 2023 Options will vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options will vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options will vest upon collection of an additional US$7.5 million for SFD® services performed.  In Q2-24 the Company determined that reaching the first milestone of collecting US$6.5 million for the 2023 Options is probable.  In Q4-24 the Company also determined that reaching the second vesting milestone of collecting an additional US$7.0 million was probable.  Therefore, NXT began to recognize the stock option expense related to the 2023 Options first vesting level in Q2-24 and the second vesting level in Q4-24.

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MD&A for the three months ended March 31, 2025

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “2025 Options”). The 2025 Options will vest upon the Company achieving a trailing twelve-month free cash flow per share of $0.10.

The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSU Plan are to be settled at the retirement, resignation, or death of the Board member holding the DSUs.  DSUs were issued in Q4-24 in lieu of Board fees to five Board members.  There were zero DSUs granted in Q1-24.

Restricted Share Units (“RSUs”) entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such RSUs or a cash payment equal to the value of the underlying shares.  The RSUs vest at a rate of one-third on the first, second and third anniversaries of the date of grant. The Company has historically settled the exercise of vested RSUs with common shares and cash.  On February 21, 2024, the Company granted 1,035,000 RSUs to employees and officers which will vest over a three-year period.  As at December 31, 2024, 915,000 RSUs were outstanding, after forfeitures.  On February 24, 2025, the Company granted 1,875,000 RSUs to employees and officers which will vest over a three-year period.

The Employee Share Purchase Plan (the “ESP Plan”) allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. In 2024 and YTD-25, the Company elected to issue common shares from the treasury.

On October 1, 2023, the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in common shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  On December 31, 2024, a total of 634,439 common shares were due to the marketing consultant. On January 29, 2025, the 634,439 common shares were issued to the marketing consultant.

SBCE in Q1-25 was higher compared to Q1-24 by $117,846 or approximately 255% as the Company began recognizing the expense for the first two milestones of the 2023 Options in Q2-24, therefore no expense was recognized in Q1-24.  In addition, five directors began receiving their fees as DSUs during Q1-25, none in Q1-24.   Also, the ESP Plan costs increased as employee contributions increased in Q1-25 versus Q1-24.  The RSU expense in Q1-25 reflected the costs of two RSU grants versus one in Q1-24.  These increases were partially offset by no compensation expense incurred in Q1-25 as the contract with the marketing consultant terminated in February 2024.

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MD&A for the three months ended March 31, 2025

Amortization

Amortization (Figures are given in “$”)	Q1-25	Q1-24	Net change	%1.
Property and equipment	52,269	15,936	36,333	228
Intellectual property	424,628	424,628	-	-
Total Amortization	476,897	440,564	36,333	8

1.	Percentages disclosed are approximate figures.

Property and equipment and related amortization expense. Property and equipment amortization was higher in Q1-25 compared to Q1-24 as the Company converted its aircraft lease to a finance lease, and as a result, began to record the amortization of the aircraft as a depreciating expense over the estimated remaining useful life of the aircraft.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, the Former CEO, on August 31, 2015.  The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a fifteen-year period (future amortization expense of $1,685,000 per year).

The Company acquired the SFD® technology for the Geothermal Rights from the Former CEO on April 18, 2021. The Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five-year aggregate total of $68,902.

IP is subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in Q1-25 or Q1-24.

Other Expenses (Income)

Other Expenses (Figures are given in “$”)	Q1-25	Q1-24	Net change	%1.
Interest expense, net	250,632	113,579	137,053	121
Foreign exchange loss (gain)	(65,081)	45,006	(110,087)	(245)
Intellectual property and other	6,961	6,011	950	16
Loss of fair value remeasurement	669,543	-	669,543	100
Loss on disposal of assets & lease modifications	404	31,686	(31,282)	(99)
Total other expenses, net	862,459	196,282	666,177	339

1.	Percentages disclosed are approximate figures.

Interest expense, net. This category of other expenses includes interest expense from long-term debt and debentures netted by interest income earned on guaranteed investment certificates.

Interest expense increased in Q1-25 versus Q1-24, due to the Company issuing the 2024 Debentures and the 2024 Ataraxia Debentures during 2024 and the weakening of the $CDN versus the $US.

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MD&A for the three months ended March 31, 2025

Foreign exchange loss (gain). This category includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held a net US$ liability at March 31, 2024, which included accounts receivable, cash and cash equivalents, accrued liabilities, convertible debentures, US$ lease obligations, and the security deposit for the aircraft, all of which influence the unrealized foreign exchange gain and loss.  For Q1-24 the exchange loss was the result of (i) the 2.3% weaker CDN$ to US$ between March 31, 2024, and December 31, 2023, and (ii) the Company having a significant net liability in US$ of US$3,670,788.  During Q1-25 the Company recognized a foreign exchange gain due to the large accounts receivable balance and the fluctuation of exchange rates between the recognition date of the accounts receivable and March 31, 2025 created the foreign exchange gain in Q1-25.  The US$ liabilities did not offset this gain as the US$ to CDN$ only changed from 1.4385 to 1.4388 between December 31, 2024, and March 31, 2025.

The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

IP and other. This category of other expenses primarily includes costs related to IP filings and research and development activity related to the SFD® technology.

In Q1-25, Q1-24 the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

Loss on fair value remeasurement. The Company recognized a loss of $669,543 in the Q1-25 on the fair value remeasurement of the November Debentures and 2024 Debentures (each as defined herein) due to changes in the US$/CDN$ exchange rates and the Company’s share price.

Loss on disposal of assets & lease modifications.  In Q1-24, the Company extended its aircraft lease for three years, until March 28, 2027.  As a result, the Company recognized a loss of $31,686 during Q1-24.

Income Tax Expense

There was no income tax expense in Q1-25 or Q1-24.

Competition

NXT’s SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that it believes is technically superior to other airborne survey systems. To the Company’s knowledge, there is no other company employing technology comparable to its SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. NXT’s system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure, and selecting drilling locations. The seismic industry is competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time, and impose a much greater negative impact on local communities and the environment. Deploying an SFD® survey first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance, and environmental impact required to locate and qualify a prospect.

NXT Energy Solutions Inc.	page | 12
MD&A for the three months ended March 31, 2025

The energy industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting, and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve several risks and uncertainties that may affect the consolidated financial statements and are reasonably likely to affect them in the future.  These risks and uncertainties are discussed in detail in NXT’s AIF for the year ended December 31, 2024, “Section 5 Risk Factors”, dated March 27, 2025, and available as an electronic copy on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

We caution that the factors referred to in the AIF and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in the rapidly changing business environment.

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows:

(Figures are given in “$”)	Q1-25	Q4-24	Q3-24	Q2-24
SFD®-related revenue	12,464,071	42,222	-	-
Net income (loss)	7,684,518	(2,800,582)	(1,477,400)	(3,013,213)

Income (loss) per share – basic	0.10	(0.04)	(0.02)	(0.04)
Income (loss) per share – diluted	0.08	(0.04)	(0.02)	(0.04)

(Figures are given in “$”)	Q1-24	Q4-23	Q3-23	Q2-23
SFD®-related revenue	602,072	2,145,716	-	-
Net loss	(1,786,600)	(425,701)	(1,703,956)	(1,706,809)

Loss per share – basic	(0.02)	(0.01)	(0.02)	(0.02)
Loss per share – diluted	(0.02)	(0.01)	(0.02)	(0.02)

NXT Energy Solutions Inc.	page | 13
MD&A for the three months ended March 31, 2025

During Q1-25, the Company’s earned net income due to the African SFD® Survey.  During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the 2024 Ataraxia Debenture.  In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$.  In Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, recognized a loss for the fair value remeasurement of the convertible debentures, related increased interest expense, and unrealized foreign exchange loss increased due to the net US$ liabilities held by the Company.  In Q1-24, SFD® related-revenues were from the Turkish SFD® Survey.  Net loss reflected higher SFD®-related costs, net due to the Turkish SFD® Survey an additional headcount, sales commissions and higher business development travel costs as well as interest expense due to the Debentures issued during 2023 and 2024 financial years.  In Q4-23, the Company earned SFD®-related revenue and incurred SFD®-related costs due to the Turkish SFD® Survey, which reduced its net loss versus the previous six quarters.  During Q3-23, the Company decreased G&A spending due to less professional fees as there was minimal incremental financing during the quarter.  This was offset by costs incurred to plan for the upcoming Turkish SFD® Survey and foreign exchange losses due to the weakening CDN$. In Q2-23, the Company incurred G&A costs due to increased business development activity and professional fees related to the Ataraxia Debentures.  In each quarter between Q2-23 and Q4-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter.  More details are provided below:

•

In Q1-25, the Company earned net income due to the African SFD® Survey and incurring a foreign exchange gain due to the US$ accounts receivable balance. This was offset partially by the loss for the fair value remeasurement of the 2024 Debentures and the November Debentures;

•

In Q4-24, the Company incurred additional interest costs due to the addition of the 2024 Ataraxia Debentures and the 6.5% weakening of the CDN$ during the quarter with the 2024 Ataraxia Debentures increasing the net US$ liability. The Company also recognized a gain for the fair value remeasurement of the 2024 Debentures and the November Debentures

•

in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$;

•

in Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, interest expense increased and fair value remeasurement due to the addition of the 2024 Debentures, and with the strengthening US$ versus the CDN$ unrealized foreign exchange loss increased due to the net US$ liabilities;

•

in Q1-24, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey. G&A increased due to an additional headcount and business development costs. Interest expense increased due to the issuance of the November Debentures;

•

in Q4-23, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey and therefore, reduced the Q4-23 loss versus the previous five quarters. Interest expenses increased due to the issuance of the November Debentures;

•

in Q3-23, costs decreased as G&A spending due to less professional fees, offset by costs incurred to plan for the Turkish SFD® Survey and increased foreign exchange losses due to the weakening CDN$; and

•	in Q2-23, costs increased primarily due to higher professional fees and business development activity.

NXT Energy Solutions Inc.	page | 14
MD&A for the three months ended March 31, 2025

Liquidity and Capital Resources

Going Concern

The consolidated financial statements for Q1-25 have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the consolidated financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the consolidated financial statements have been issued.

During 2024 the Company completed an SFD® survey and has received deposits payments on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of these financial statements, the Company has finished the acquisition phase of one of the 2025 SFD® Surveys and received milestone payments which has generated cash from operations for the Company.  In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately $8,192,559.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents and short-term deposits as at March 31, 2025 totaled $2.03 million.  Net working capital totaled $0.61 million.  See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated through the use of export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except if the Company were to default on its office lease, where the current month’s rent plus the next three months would become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the lessor.

NXT Energy Solutions Inc.	page | 15
MD&A for the three months ended March 31, 2025

Net Working Capital (Non-GAAP Measure)

Net Working Capital (Figures are given in “$”)	March 31, 2025	December 31, 2024	Net Change	%1.
Current assets (current liabilities)
Cash and cash equivalents	2,033,186	730,395	1,302,791	178
Accounts receivable and contract assets	6,995,581	105,858	6,844,723	6,508
Prepaid expenses and deposits	270,956	274,799	(3,843)	(1)
Accounts payable and accrued liabilities	(1,075,005)	(1,233,974)	158,969	(13)
Unearned revenue	(337,377)	(840,768)	503,391	(60)
Current portion of convertible debentures	(6,448,928)	(4,915,248)	(1,533,680)	(31)
Current portion of long-term debt	(111,111)	(111,111)	-	-
Current portion of lease obligation	(714,844)	(693,607)	(21,237)	(3)
Total Net Working Capital	612,458	(6,683,656)	7,296,114	109

1.	Percentages disclosed are approximate figures.

NXT had net working capital of $612,458 as at March 31, 2025.

Net working capital as at March 31, 2025, compared to December 31, 2024, increased by $7,296,114, or 109%.  Funds were received from African SFD® Survey as well as a corresponding increase in accounts receivables.  Funds were used to settle accounts payable and scheduled lease obligations.  Accounts payable and accrued liabilities increased due to costs accrued for the African SFD® Survey and aircraft scheduled maintenance.  Unearned revenue decreased 60% as the African SFD® Survey commenced in Q1-25.  In addition, all the November Debentures are now due within one year as of March 31, 2025. Please see “Advisories – Non-GAAP measures” for further information.

Accounts Payable and Accrued Liabilities

(Figures are given in “$”)	March 31, 2025	December 31, 2024	Net Change	%1.
Trade accounts payable	(87,139)	(342,189)	255,050	75
Deferred advisory board payable	(26,978)	(26,972)	(6)	0
Accrued liabilities	(424,892)	(82,971)	(341,921)	(412)
Accrued interest	(107,557)	(109,028)	1,471	(1)
Accrued directors’ fees payable	(216,218)	(201,218)	(15,000)	7
Salaries payable	(66,205)	(312,119)	245,914	79
Vacation pay accrued	(88,706)	(88,042)	(664)	(1)
RSU and ESP Plan liability	(57,310)	(71,435)	14,125	20
Total accounts payable	(1,075,005)	(1,233,974)	158,969	13

1.	Percentages disclosed are approximate figures.

NXT Energy Solutions Inc.	page | 16
MD&A for the three months ended March 31, 2025

Accounts payable and accrued liabilities decreased by $158,969 or approximately 13%, as at March 31, 2025, compared to December 31, 2024, for the following reasons:

•	trade accounts payable decreased by $255,050, or approximately 75%, as the Company continued to improve its payment schedule timing to vendors;
•	accrued liabilities decreased by $341,921, or approximately 412%, due to accrued costs for the African SFD® Survey and estimated costs for aircraft maintenance;
•	accrued interest decreased $1,471, or approximately 1% due to foreign exchange;
•	accrued directors’ fees payable increased by $15,000, or approximately 7% for directors electing not to receive their fees as DSUs;
•	salaries payable decreased by $245,914, or approximately 79%, as the Company paid a portion of the deferred salary that was outstanding as at December 31, 2024;
•	vacation pay accrued increased by $664, or approximately 1%, due to the timing of vacations; and
•	RSU and ESP Plan liability decreased $14,125 or approximately 20% due to vesting of RSUs during Q1-25.

Cash Flow

Cash Flow-from/(used in) (Figures are given in “$”)	Q1-25	Q1-24
Operating activities	1,474,971	(593,766)
Financing activities	(147,223)	741,783
Investing activity	(245,133)	(24,102)
Effect of foreign exchange changes on cash	4,347	6,994
Net source (use) of cash	1,086,962	130,909
Cash and cash equivalents, start of period	730,395	401,713
Cash and cash equivalents, end of period	1,817,357	532,622
Short-term investments, end of period	215,829	-
Total cash and short-term investments, end of the period	2,033,186	532,622

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, funds from and repayment of financings and property, and plant and equipment investments.  Further information on the net changes in cash, by each of the operating, financing, and investing activities, is as follows:

Operating Activities (Figures are given in “$”)	Q1-25	Q1-24
Net income (loss) for the period	7,684,518	(1,786,600)
Total non-cash expense and lease items	1,301,033	528,802
Operating activities before change in non-cash working capital balances	8,985,551	(1,257,798)
Change in non-cash working capital balances	(7,510,580)	664,032
Total cash used in operating activities	1,474,971	(593,766)

Operating cash flow improved by $2,068,737 in Q1-25 as compared to Q1-24 due to receipts for the AfricanSFD® Survey.

Financing Activities (Figures are given in “$”)	Q1-25	Q1-24
Repayment of long-term debt	(27,778)	(27,778)
Proceeds from stock compensation plans	15,776	7,481
Proceeds from convertible debentures	-	762,080
Repayment of lease obligations	(135,221)	-
Total cash from financing activities	(147,223)	741,783

NXT Energy Solutions Inc.	page | 17
MD&A for the three months ended March 31, 2025

Proceeds were received from employee contributions under the ESP Plan.  Proceeds from convertible debentures were received in Q1-24.  Please see the sections “November Debentures.

Repayment of lease obligations increased $135,221 as the Company’s revised aircraft lease converted into a finance lease.  Please see the section “Contractual Obligations Leases”

Investing Activity (Figures are given in “$”)	Q1-25	Q1-24
Purchase of property, plant & equipment	(31,193)	(24,102)
Purchase of short-term investments	(213,940)	-
Total cash used in investing activity	(245,133)	(24,102)

The Company upgraded certain SFD® equipment in Q1-25 and Q1-24 to enhance data acquisition of SFD® surveys. The Company also purchased US$ short-term investments to segregate funds that mature just prior to monthly payment obligations for the Aircraft Lease.

Contractual Obligations

Leases

Office Lease.  The Company has a lease until September 30, 2030, for its current office space.  Additional terms of the lease include an implied interest rate of 10% and monthly payments of $19,771.

Aircraft Lease.  On March 22, 2024, the Company extended its aircraft lease for three years, until March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease extension include an interest rate of 12% and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft only at any of the following date: March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four-month interest penalty.  The lease is being treated as a finance lease.

The estimated minimum annual commitments for the Company’s lease components as at March 31, 2025, are listed in the following table:

Lease payments[1]	Office	Operating Costs	Aircraft [2]	Printer	Total
2025	177,939	122,551	520,415	2,569	823,474
2026	237,252	163,401	693,887	3,139	1,097,679
2027	237,252	163,401	116,639	-	517,292
2028	237,252	163,401	-	-	400,653
2029	237,252	163,401	-	-	400,653
2030	177,939	122,551	-	-	300,490
Total	1,304,886	898,706	1,330,941	5,708	3,540,241

1.	Figures are given in “Canadian $”
2.	US$ payments have been converted to CDN$ at a rate of 1.4388.

NXT Energy Solutions Inc.	page | 18
MD&A for the three months ended March 31, 2025

Debentures

Repayment of principal and interest as of March 31, 2025	US$	CDN$[1]
2025	2,947,900	4,241,439
2026	3,830,050	5,510,675
Total principal and interest payments	6,777,950	9,752,114
Less interest	(605,950)	(871,840)
Principal remaining	6,172,000	8,880,274
Accumulated change in fair value of convertible debentures	671,447	966,078
Net principal remaining	6,843,447	9,846,352
Current portion of convertible debentures	4,481,949	6,448,628
Non-current portion of convertible debentures	2,361,498	3,397,724

1.	US$ payments have been converted to CDN$ at a rate of 1.4388.

2024 Debentures

On May 31, 2024, the Company issued convertible debentures (the “2024 Debentures”) to MCAPM LP for the principal amount of US$2,000,000 (approximately CDN$2,773,660).  The 2024 Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable on May 31, 2026.  The 2024 Debentures are convertible into common shares at a conversion price of US$0.25 (approximately CDN$0.3428) per common share, which provides MCAPM LP with the right to obtain up to 8,000,000 common shares of the Company.

The proceeds from the Debenture were used to support the working capital needs of SFD® surveys and other G&A costs, which include business development and marketing activities required to transform the existing pipeline of SFD® opportunities into firm contracts.

November Debentures

On November 8, 2023, the Company issued the first tranche of a multi-tranche unsecured convertible debenture (the "November Debentures").  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance of the November Debentures.  The November Debentures are convertible into common shares in the capital of NXT at a fixed conversion price of US$0.1808 (CDN$0.25).  During 2023, the Company issued the first two tranches of the November Debentures for US$1,150,000 (approximately CDN$1,577,600).

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036).  Including the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of the November Debentures, which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares.  Insiders, which include MCAPM LP, Michael P. Mork (“Mork Capital”) and all the directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

Mork Capital has the right to own, after conversion of all their 2024 Debentures and November Debentures, totaling US$3,375,000, a total of 30,526,321 common shares. This represents approximately 32.1% of the issued and outstanding common shares as of the date of these financial statements (after giving effect to the conversion of the full amount of the 2024 Debentures and the November Debentures).

NXT Energy Solutions Inc.	page | 19
MD&A for the three months ended March 31, 2025

Ataraxia Debentures

In May 2023, the Company signed a subscription agreement with Ataraxia in which Ataraxia would purchase US$2,300,000 of convertible debentures.  The terms of the convertible debentures issued to Ataraxia include an annual interest rate of 10% paid quarterly in arrears.  The convertible debentures can also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable but may be converted on a one-to-one basis into common shares. The convertible debentures are payable on demand two years after the issue date and are secured by a general security agreement, subordinate to the long-term debt.

On May 31, 2023, the Company issued a two-year term convertible debenture for US$1,200,000 (approximately CDN$1,631,954) to Ataraxia and an additional US$200,000 (approximately CDN$265,560) on July 10, 2023 (the “2023 Ataraxia Debentures”).  The 2023 Ataraxia Debentures have a fixed conversion price of US$0.143 per common share.

On November 4, 2024, the Company issued a two-year term convertible debenture for US$500,000 (approximately CDN$676,995) to Ataraxia and an additional US$400,000 (approximately CDN$550,296) on November 12, 2024 (the “2024 Ataraxia Debentures”).  The 2024 Ataraxia Debentures have a fixed conversion price of US$0.24 per common share.  The proceeds from the 2024 Ataraxia Debentures have been used to support the working capital needs of the SFD® surveys in Africa.

Ataraxia has the right to own, after conversion of all their 2023 Ataraxia Debentures and 2024 Ataraxia Debentures, 13,540,209 common shares. This represents approximately 14.6% of the issued and outstanding common shares as of the date of this MD&A (after giving effect to the conversion of the full amount of the 2023 Ataraxia Debentures and 2024 Ataraxia Debentures).

As of the date of this MD&A, no preferred or common shares have been issued pursuant to the conversion of the 2023 Ataraxia Debentures or the 2024 Ataraxia Debentures.

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds (i) any principal amount of the Ataraxia Debentures or (ii) common shares or preferred shares (as applicable), representing at least 5% of the outstanding common shares of the Company (on an as-converted basis, if Ataraxia holds Preferred Shares).

Both the Ataraxia subscription agreement, and the Investor Rights Agreement, are publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

NXT Energy Solutions Inc.	page | 20
MD&A for the three months ended March 31, 2025

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the Business Development Bank of Canada’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%.  Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years.  The HASCAP Loan is secured by a general security agreement and is guaranteed by the Business Development Bank of Canada.

Repayment of long-term debt principal and interest: (Figures are given in “$”)
2025	102,778
2026	133,148
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,129
Total principal and interest payments	770,833
Less interest	(85,648)
Total principal remaining	685,185
Current portion of long-term debt	111,111
Non-current portion of long-term debt	574,074

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs as per NXT’s office lease agreement.  If the Company were to default on its office lease, the current month’s rent including operation costs plus the next three months become immediately due.  Operating cost amounts are disclosed in the section “Liquidity and Capital Resources – Contractual Obligations.”

NXT pays an estimated operating cost during the current year but has the obligation to pay the actual operating costs incurred as defined in the office lease in the first quarter of the following year if the estimate was low.  Conversely, it will receive a refund if the estimate was too high. Currently, the Company believes that the operating cost estimate is reasonable and is consistent with discussions with the landlord under the Company’s office lease.

Transactions with Related Parties

Related party fees incurred were as follows:

(Figures are given in “$”)	Q1-25	Q1-24
Legal fees	14,209	15,352
Interest Expense1.	205,700	51,235
Board of director fees	53,750	38,750

1.	US$143,556 for Q1-25 and US$37,734 for Q1-24. Includes interest expense for Ataraxia, Mork Capital (2025 only) and the Board.

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities include a total of $11,064 ($55,455 as at December 31, 2024) payable to this law firm.

NXT Energy Solutions Inc.	page | 21
MD&A for the three months ended March 31, 2025

Another member of Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which holds convertible debentures (Note 7).  Accounts payable and accrued liabilities at March 31, 2025, include a total of $39,804 (US$27,664), ($40,011 or US$27,814, as at December 31, 2024) to Ataraxia for accrued interest.

A third member of Board is an employee of MCAPM LP, which holds convertible debentures.  Accounts payable and accrued liabilities at March 31, 2025, include a total of $55,920 (US$38,866), (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest.

All members of the Board as of December 31, 2023, elected to have most of their Board fees payable at December 31, 2023, converted into the November Debentures, for a total of US$147,000 (CDN$196,686).  Accounts payable and accrued liabilities at March 31, 2025, include a total of $4,636 (US$3,222), (December 31, 2024 CDN$4,680 or US$3,253) to Board members for accrued interest.

Accounts payable and accrued liabilities include $216,218 ($201,218 as at December 31, 2024) for Board fees and $Nil ($35,250 as at December 31, 2024) for management compensation.

Critical Accounting Estimates

In preparing the consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events.  The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.  In the opinion of management, the Q1-25 consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the March 31, 2025 consolidated financial statements.  Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined.  Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In Q1-25 and 2024, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD® related revenue.

The Company reviews IP for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing potential indicators of impairment of its IP, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the IP.

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MD&A for the three months ended March 31, 2025

The Company recognizes SRD® related revenue in the consolidated financial statements based on the performance obligation for NXT in SFD® surveys, which are the acquisition, processing, interpretation and integration of SFD® data.  Revenue from the sale of SFD® survey contracts is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time. The accounting for contracts that are not complete at the reporting date involves significant judgment, particularly as it relates to determining the total anticipated costs at completion.

Changes in Accounting Policies

The consolidated financial statements of NXT for Q1-25 have been prepared by management in accordance with US GAAP.  The Company has consistently used US GAAP for the eight most recently completed quarters.  The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2024, available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

Financial Instruments and Other Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue, long-term debt and convertible debentures.  The carrying value of these financial instruments approximates their fair values due to their short terms to maturity.  NXT is not exposed to significant interest rate fluctuations arising from these financial instruments but is exposed to significant credit risk with accounts receivable.  For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT is exposed to foreign exchange risk because of holding foreign denominated financial instruments.  Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.  The Company does not currently enter into hedging contracts but instead uses alternative strategies to reduce the volatility of US dollar liabilities including holding excess US dollars before converting to CDN dollars.

As at March 31 2025, and December 31, 2024, the Company held no derivative financial instruments.  For more information relating to risks, see the section titled “Liquidity and Capital Resources – Net Working Capital”.

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MD&A for the three months ended March 31, 2025

Outstanding Share Capital

Figures provided are Common Shares	May 8, 2025	March 31, 2025	December 31, 2024
Common shares	79,511,849	79,455,385	78,495,184
Dilutive securities:
2023 Ataraxia Debentures at US$0.1430	9,790,209	9,790,209	9,790,209
November Debentures at US$0.1808	10,353,982	10,353,982	10,353,982
2024 Debentures at US$0.2500	8,000,000	8,000,000	8,000,000
2024 Ataraxia Debentures at US$0.2400	3,750,000	3,750,000	3,750,000
Stock Options	4,017,820	4,017,820	2,647,820
DSUs	264,789	264,789	120,226
RSUs	2,484,998	2,484,998	915,000
Marketing consultant compensation	-	-	634,439
Total share capital and dilutive securities	118,173,647	118,117,183	114,706,860

The dilutive securities in the above table reflect the number of common shares that would be issued if the dilutive securities were fully converted or exercised by the holder of the dilutive security.

Current Director & Officer Common Share Holdings

Figures provided are Common Shares	May 8, 2025	March 31, 2025	December 31, 2024
Peter Mork [1]	380,237	380,237	380,237
Charles Selby [1]	408,161	408,161	408,161
Gerry Sheehan [1]	77,000	77,000	77,000
Jeffrey Tilson [1]	6,118,234	6,118,234	5,254,961
Bruce G. Wilcox [1,2]	793,667	793,667	767,000
Eugene Woychyshyn 1,[2]	1,068,620	1,044,550	955,985
Total director and officer share capital	8,845,919	8,821,849	7,843,344

1 Director of NXT

2 Officer of NXT

Disclosure Controls and Procedures (“DCPs”) and

 Internal Controls over Financial Reporting (“ICFR”)

NXT’s CEO and Chief Financial Officer (the “CFO”) (together the “Responsible Officers”) are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized, and reported within the time periods specified by the relevant securities regulatory authorities in either Canada or the United States of America.  DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow for timely decisions regarding required disclosure.

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MD&A for the three months ended March 31, 2025

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company’s DCPs, as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCPs:

•

due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties is of the greatest concern; and

•

NXT does not have a sufficient number of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of complex accounting matters, and relies on reviews by management, external consultants, and the Audit Committee.

From time to time, to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls, and tax issues in the normal course.

Given the small size of the Company’s finance team, management has established a practice of increased engagement of external consultants, legal counsel, the Company’s Disclosure Committee and Audit Committee in reviewing public disclosure.

The Responsible Officers concluded that, as at March 31, 2025, NXT’s ICFR is not effective and as a result, its DCPs are not effective.  NXT reached this conclusion based upon its assessment that there is a more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s unaudited condensed consolidated interim financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including:

•	the implementation of controls regarding review procedures surrounding its disclosure; and

•	engagement of third-party experts used above.

In addition, the CFO engages subject matter consultants as the need arises.

There were no changes to the Company’s ICFR in Q1-25.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

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MD&A for the three months ended March 31, 2025

Additional Information

Additional information related to the Company, including the Company’s 2024 Annual Information Form is available on NXT’s website at www.nxtenergy.com and on SEDAR+ at www.sedarplus.ca.

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MD&A for the three months ended March 31, 2025